Exhibit 1

AudioCodes Press Release

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Brett Maas, Managing Director Hayden IR Tel: +1-646-536-7331 brett@haydenir.com

AudioCodes Reports First Quarter 2020 Results

Lod, Israel – April 27, 2020 - AudioCodes (NASDAQ: AUDC) Press Release

First Quarter Highlights

•	Quarterly revenues increased by 11.7% year-over-year to $52.0 million;

•	Quarterly service revenues increased by 25.2% year-over-year to $17.7 million;

•	Quarterly UC-SIP revenues increased more than 20% year-over-year;

•	GAAP results:

•	Quarterly GAAP gross margin percentage was 65.9%;

•	Quarterly GAAP operating margin percentage was 11.8%;

•	Quarterly GAAP net income was $5.3 million, or $0.17 per diluted share;

•	Non-GAAP results:

•	Quarterly Non-GAAP gross margin percentage was 66.1%;

•	Quarterly Non-GAAP operating margin percentage was 15.2%;

•	Quarterly Non-GAAP net income was $7.8 million, or $0.25 per diluted share;

•	Net cash provided by operating activities was $6.8 million for the quarter.

•	AudioCodes declared a semiannual cash dividend of 13 cents per share. The dividend, in the aggregate amount of $3.9 million, was paid on March 4, 2020

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the first quarter ended March 31, 2020.

AudioCodes Reports First Quarter 2020 Results	Page 1 of 10

AudioCodes Press Release

Revenues for the first quarter of 2020 were $52.0 million compared to $46.6 million for the first quarter of 2019.

Net income was $5.3 million, or $0.17 per diluted share, for the first quarter of 2020, compared to $3.0 million, or $0.10 per diluted share, for the first quarter of 2019.

On a Non-GAAP basis, net income was $7.8 million, or $0.25 per diluted share, for the first quarter of 2020 compared to $5.5 million, or $0.18 per diluted share, for the first quarter of 2019.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe; (iv) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (v) non-cash deferred tax expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $6.8 million for the first quarter of 2020. Cash and cash equivalents and long- and short-term bank deposits were $74.2 million as of March 31, 2020 compared to $71.9 million as of December 31, 2019. The increase in cash and cash equivalents, long- and short-term bank deposits was the result of cash provided by operating activities offset, in part, by the use of cash in March 2020 for the payment of a cash dividend.

“We are pleased to report strong financial results for the first quarter of 2020,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “We continued to enjoy good business momentum in the quarter in both the enterprise and the service providers’ space. We experienced growth in all of the major market segments in which we participate, including the UCaaS market, the Contact Center market and the service providers’ all-IP migration market. As a result, we continued to improve our financial performance year-over-year with respect to both revenues and profits.  Our continued positive operating cash flow and the improved operational efficiency as exhibited by the increase in the Non-GAAP operating margin percentage to 15.2% underscores our financial success.”

”Turning to the impact of the COVID-19 pandemic, around the middle of the first quarter we experienced difficulties in the manufacturing of our hardware products in China. We were able to quickly recover from the associated delay and were able to ship all of our products as planned during the quarter. In compliance with the Israeli regulations meant to cope with the COVID-19 crisis, we have moved the majority of HQ employees to a work-from-home basis, a transition that went smoothly. Based on business activity during the 1Q20 and past few weeks, we believe that we should be able to meet our original targeted performance plan for the full year and the second quarter.” added Mr. Adlersberg.

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AudioCodes Press Release

“On a positive note, we have seen increased market activity and demand in two of our leading business activities: the Microsoft Teams application for UCaaS and the rapidly growing trend of work-from-home (WFH). Demand in both areas was driven by the stay-at-home and remote work/social distancing policies dictated by steps taken by governments worldwide to manage the COVID-19 pandemic crisis. Revenue related to MS Teams ecosystem grew above 80% year over year, and newly created opportunities more than doubled year over year. On March 23rd we announced AudioCodes Live for MS teams which provides a managed service to fully voice-enable Teams deployments. The core service includes Teams Direct Route connectivity, Microsoft tenant management, user lifecycle management and several more services. Noteworthy also is the progress made in our Voice.ai business where we introduced Meeting Insights, a productivity enhancement software tool for group collaboration, and the One-Click Telephony Gateway, a SaaS offering allowing to connect Google Dialogflow based virtual agents to telephony, a rapidly growing use case in the Covid-19 era. Looking forward, we are confident in our ability to continue to expand our business in 2020 and beyond. While the full impact of COVID-19 is still uncertain and remains a global challenge, thus far any immediate business setbacks we have encountered have been balanced by new business opportunities presented to us. We plan to continue our investment in future offerings, and focus on the return on investment to our shareholders," concluded Mr. Adlersberg.

Cash Dividend

On February 4, 2020, the Company declared a cash dividend of $0.13 per share. The dividend, in the aggregate amount of $3.9 million, was paid on March 4, 2020 to all of the Company’s shareholders of record on February 18, 2020.

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AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's first quarter of 2020 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

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AudioCodes Press Release

©2020 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$67,373	$64,773
Short-term and restricted bank deposits	6,266	6,416
Trade receivables, net	28,276	27,501
Other receivables and prepaid expenses	6,595	5,626
Inventories	26,892	28,275
Total current assets	135,402	132,591

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$544	$694
Deferred tax assets	18,435	20,466
Operating lease right-of-use assets	28,195	29,688
Severance pay funds	18,438	19,370
Total long-term assets	65,612	70,218

PROPERTY AND EQUIPMENT, NET	4,351	4,392

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,040	37,123

Total assets	$242,405	$244,324

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,142	$2,473
Trade payables	5,353	6,628
Other payables and accrued expenses	22,783	24,692
IIA settlement liability	10,446	10,750
Deferred revenues	35,690	33,538
Short-term operating lease liabilities	8,231	8,579
Total current liabilities	84,645	86,660

LONG-TERM LIABILITIES:
Accrued severance pay	$19,693	$20,313
Long-term bank loans	900	1,200
IIA settlement liability	10,447	10,749
Deferred revenues and other liabilities	10,363	9,831
Long-term operating lease liabilities	19,584	23,097
Total long-term liabilities	60,987	65,190

Total shareholders’ equity	96,773	92,474
Total liabilities and shareholders' equity	$242,405	$244,324

AudioCodes Reports First Quarter 2020 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2020	2019
	(Unaudited)
Revenues:
Products	$34,334	$32,453
Services	17,688	14,126
Total Revenues	52,022	46,579
Cost of revenues:
Products	13,762	13,778
Services	3,981	3,572
Total Cost of revenues	17,743	17,350
Gross profit	34,279	29,229
Operating expenses:
Research and development, net	11,582	9,480
Selling and marketing	13,269	12,561
General and administrative	3,265	2,671
Total operating expenses	28,116	24,712
Operating income	6,163	4,517
Financial income (expenses), net	1,306	(799)
Income before taxes on income	7,469	3,718
Taxes on income, net	(2,205)	(669)
Net income	$5,264	$3,049
Basic net earnings per share	$0.18	$0.10
Diluted net earnings per share	$0.17	$0.10
Weighted average number of shares used in computing basic net earnings per share (in thousands)	29,540	29,213
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	31,046	30,729

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2020	2019
	(Unaudited)
GAAP net income	$5,264	$3,049
GAAP net earnings per share	$0.17	$0.10
Cost of revenues:
Share-based compensation (1)	50	36
Amortization expenses (2)	68	68
	118	104
Research and development, net:
Share-based compensation (1)	243	212
Selling and marketing:
Share-based compensation (1)	759	333
Amortization expenses (2)	15	15
	774	348
General and administrative:
Share-based compensation (1)	607	366
Revaluation of earn-out liability (3)	-	(23)
	607	343
Financial expenses (income):
Exchange rate differences (4)	(1,282)	900

Income taxes:
Deferred tax (5)	2,030	544
Non-GAAP net income	$7,754	$5,500
Non-GAAP diluted net earnings per share	$0.25	$0.18

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Active Communications Europe assets.
(3)	Expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe.
(4)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(5)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2020	2019
	(Unaudited)
Cash flows from operating activities:
Net income	$5,264	$3,049
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	568	474
Amortization of marketable securities premiums and accretion of discounts, net	-	56
Decrease in accrued severance pay, net	312	161
Share-based compensation expenses	1,659	947
Decrease in deferred tax assets, net	2,017	425
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(12)	(11)
Decrease in operating lease right-of-use assets	1,876	1,904
Decrease in operating lease liabilities	(4,244)	(2,337)
Changes in IIA settlement liability, net	(606)	-
Increase in trade receivables, net	(775)	(4,860)
Increase in other receivables and prepaid expenses	(75)	(254)
Decrease (increase) in inventories	1,287	(2,899)
Increase (decrease) in trade payables	(1,275)	627
Increase (decrease) in other payables and accrued expenses	(1,909)	4,466
Increase in deferred revenues	2,698	6,547
Net cash provided by operating activities	6,785	8,295
Cash flows from investing activities:
Proceeds from short-term deposits	150	5,971
Proceeds from long-term deposits	150	300
Proceeds from redemption of marketable securities	-	7,291
Purchase of property and equipment	(348)	(1,116)
Net cash provided by (used in) investing activities	(48)	12,446

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2020	2019
	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	-	(951)
Repayment of bank loans	(619)	(618)
Cash dividends paid to shareholders	(3,866)	(3,218)
Payment related to the acquisition of ACS	-	(410)
Proceeds from issuance of shares upon exercise of options and warrants	348	1,114
Net cash used in financing activities	(4,137)	(4,083)

Net increase in cash, cash equivalents, and restricted cash	2,600	16,658
Cash, cash equivalents and restricted cash at beginning of period	69,773	31,503
Cash, cash equivalents and restricted cash at end of period	$72,373	$48,161

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